CERTIFICATE G.H. Giroux

This certificate applies to the technical report entitled “Preliminary Economic Assessment Caballo Blanco Gold Heap Leach, Veracruz, Mexico” readdressed to Timmins Gold Corp. on January 28, 2015, with an effective date as of May 7, 2012 (the “Technical Report”).

I, G.H. Giroux, of 982 Broadview Drive, North Vancouver, British Columbia, do hereby certify that:

•	I am a consulting geological engineer with an office at #1215 - 675 West Hastings Street, Vancouver, British Columbia.

•	I am a graduate of the University of British Columbia in 1970 with a B.A. Sc. and in 1984 with a M.A. Sc., both in Geological Engineering.

•	I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of British Columbia.

•	I have practiced my profession continuously since 1970. I have had over 38 years' experience calculating mineral resources. 1 have previously completed resource estimations on a wide variety of precious metal deposits both in B.C. and around the world, including La Colorada, La Jojoba and Livia de Oro, La India and Kisladag.

•	I have read the definition of "qualified person" set out in National Instrument 43-101 and certify that by reason of education, experience and affiliation with a professional association, I meet the requirements of a "qualified person" as defined in National Instrument 43-101.

•	This report titled "Preliminary Economic Assessment Caballo Blanco Gold Heap Leach, Veracruz, Mexico" readdressed to Timmins Gold Corp. on January 28, 2015, with an effective date as of May 7, 2012, is based on a study of the data and literature available on the La Paila Property. I am responsible for Section 14 on the resource estimations completed in Vancouver during 2012. I have made a site visit the property on Nov. 7 to 9, 2011.

•	I have previously worked on this deposit, completing resource estimates in 2010 and Feb. 2012 from which this estimate is taken.

•	As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

•	I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43- 101.

•	I have read National Instrument 43-101 and Form 43-101F1 and this Technical Report has been prepared in compliance with that instrument and form.

Dated this 10th day of February, 2015.

G.H. Giroux (Signed and Sealed)
G.H. Giroux, P. Eng., MASc.